                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

             X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001

                         Commission file number 0-18516

                         ARTESIAN RESOURCES CORPORATION
             ------------------------------------------------------
             (exact name of registrant as specified in its charter)

     Full title of the plan and the address of the plan, if different                         51-0002090
                   from that of the issuer named below:                     -------------------------------------------------
                         Artesian Retirment Plan                               (I.R.S. Employer Identification Number)

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ARTESIAN RESOURCES CORPORATION
                   664 Churchmans Road, Newark, Delaware 19702
       ------------------------------------------------------------------
                     Address of principal executive offices


                                (302) 453 - 6900
           -----------------------------------------------------------
               Registrant's telephone number, including area code

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


                                      INDEX


                                                                         Page

       Independent Auditors' Report                                        2

       FINANCIAL STATEMENTS

            Statement of Net Assets Available for
                  Benefits, December 31, 2001                              3

            Statement of Net Assets Available for
                  Benefits, December 31, 2000                              4

            Statement of Changes in Net Assets Available
                  for Benefits, Year Ended December 31, 2001               5

            Notes to the Financial Statements                           6 - 10

       SUPPLEMENTAL SCHEDULES

            Schedule of Assets Held for Investment Purposes               11

Independent Accountants' Report

Participants, Board of Trustees and Administrator of Artesian Resources Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ McBride, Shapa & Co.
----------------------------

Wilmington, Delaware
April 15, 2002

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001


                                                                    Participant Directed
                             -------------------------------------------------------------------------------------------------------
                                                       Fidelity Family of Mutual Funds
                             -------------------------------------------------------------------------------------------------------
                                                             Managed
                              Equity    Aggressive            Income   Intermediate  Diversified   Artesian   Participant
                             Income II    Growth    Puritan  Portfolio    Bond      International     A          Loans       Total
Assets:
 Cash                       $    3,741  $    5,425  $   --    $  3,925   $   --        $     98   $      100 $     --    $    13,289

 Investments, at fair value       --
  Common/Collective Trusts        --          --        --     851,895       --              --           --       --        851,895

  Registered Investment
  Companies                  4,155,194   3,459,257   883,719      --      921,751       286,125           --       --      9,706,046

  Employer Securities             --          --        --        --         --              --    1,083,206       --      1,083,206

Participant loans                 --          --        --        --         --              --           --  346,069        346,069
                            ----------  ----------  --------  --------   --------      --------   ---------- --------    -----------
Total investments            4,158,935   3,464,682   883,719   855,820    921,751       286,223    1,083,306  346,069     12,000,505

Amount due from employer         1,143       2,870       528       289        208        92,574           --       --         97,612
                            ----------  ----------  --------  --------   --------      --------   ---------- --------    -----------
Net assets available for
Benefits                    $4,160,078  $3,467,552  $884,247  $856,109   $921,959      $378,797   $1,083,306 $346,069    $12,098,117
                            ==========  ==========  ========  ========   ========      ========   ========== ========    ===========


See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2000

                                                                                  Participant Directed
                             -------------------------------------------------------------------------------------------------
                                                                             Fidelity Family of Mutual Funds
                             -------------------------------------------------------------------------------------------------
                                                                          Managed
                                  Equity     Aggressive                    Income     Intermediate   Diversified    Artesian
                                Income II     Growth         Puritan      Portfolio       Bond      International       A
                               -----------  ------------     --------     ---------       ----      -------------  ----------
Assets:
 Cash                          $    95,546   $    93,089   $    45,078   $    51,105   $     7,016   $     2,139   $      --

 Investments, at fair value-
  Common/Collective Trusts            --            --            --         943,573          --            --            --

  Registered Investment
     Companies                   4,878,671     5,484,642       830,073          --         733,699       210,262          --

  Employer Securities                 --            --            --            --            --            --         735,641

Participant loans                     --            --            --            --            --            --            --
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total investments                4,974,217     5,577,731       875,151       994,678       740,715       212,401       735,641

Amounts due from employer             --          51,630          --            --            --            --          31,339
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for
Benefits                       $ 4,974,217   $ 5,629,361   $   875,151   $   994,678   $   740,715   $   212,401   $   766,980
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========

(RESTUBBED TABLE)

                                   ----------------------------

                                   ----------------------------
                                     Participant
                                        Loans         Total
                                     ------------     -----
Assets:
 Cash                                $      --     $   293,973

 Investments, at fair value-
  Common/Collective Trusts                  --         943,573

  Registered Investment
     Companies                              --      12,137,347

  Employer Securities                       --         735,641

Participant loans                        365,149       365,149
                                     -----------   -----------
Total investments                        365,149    14,475,683

Amounts due from employer                   --          82,969
                                     -----------   -----------
Net assets available for
Benefits                             $   365,149   $14,558,652
                                     ===========   ===========

See accompanying notes to the financial statements.

                 ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001

                                                                                                      Participant Directed
                                           -----------------------------------------------------------------------------------------
                                                                                                Fidelity Family of Mutual Funds
                                           -----------------------------------------------------------------------------------------
                                                                                          Managed
                                            Equity         Aggressive                      Income      Intermediate    Diversified
                                           Income II         Growth          Puritan     Portfolio        Bond        International
                                           ---------         ------          -------     ---------        ----        -------------
Additions to Net Assets
 Attributed to:
  Investment income:
  Net appreciation (depreciation)
    of investments                       $   (397,119)   $ (2,734,257)   $    (36,603) $       --      $     24,637    $    (24,844)
  Dividends                                    64,791            --            28,128          --            55,286             150
  Interest                                       --              --              --          53,518            --              --
Contributions:
 Participant's                                158,901         258,427          56,082        21,956          29,120           6,615
 Employer                                      54,480         231,409          17,457            85          35,451         188,924
                                         ------------    ------------    ------------  ------------    ------------    ------------
                                             (118,947)     (2,244,421)         65,064        75,559         144,494         170,845
                                         ------------    ------------    ------------  ------------    ------------    ------------
Deductions from Net Assets
 Attributed to:
  Participant distributions                   179,027         102,689          44,580       213,980         246,457           5,624
  Expenses                                       --              --              --            --              --              --
    Total deductions                          179,027         102,689          44,580       213,980         246,457           5,624
                                         ------------    ------------    ------------  ------------    ------------    ------------

Net increase (decrease) prior to -
 inter-fund transfers                        (297,974)     (2,347,110)         20,484      (138,421)       (101,963)        165,221
Inter-fund transfers                         (516,165)        185,301         (11,388)         (148)        283,207           1,175
                                         ------------    ------------    ------------  ------------    ------------    ------------
Net increase (decrease) in plan assets       (814,139)     (2,161,809)          9,096      (138,569)       (181,244)        166,396

Net assets available for
 benefits-beginning of year                 4,974,217       5,629,361         875,151       994,678         740,715         212,401
                                         ------------    ------------    ------------  ------------    ------------    ------------
Net assets available for
 benefits-end of year                    $  4,160,078    $  3,467,552    $    884,247  $    856,109    $    921,959    $    378,797
                                         ============    ============    ============  ============    ============    ============

(RESTUBBED TABLE)

                                       ------------------------------------------

                                       ------------------------------------------
                                          Artesian     Participant
                                              A           Loans         Total
                                         ------------  ------------  ------------
Additions to Net Assets
 Attributed to:
  Investment income:
  Net appreciation (depreciation)
    of investments                       $    171,395  $       --    $ (2,996,791)
  Dividends                                    34,591          --         182,946
  Interest                                       --          34,953        88,471
Contributions:
 Participant's                                 17,659          --         548,760
 Employer                                       6,014          --         533,820
                                         ------------  ------------  ------------
                                              229,659        34,953    (1,642,794)
                                         ------------  ------------  ------------
Deductions from Net Assets
 Attributed to:
  Participant distributions                    25,384          --         817,741
  Expenses                                       --            --            --
    Total deductions                           25,384          --         817,741
                                         ------------  ------------  ------------

Net increase (decrease) prior to -
 inter-fund transfers                         204,275        34,953    (2,460,535)
Inter-fund transfers                          112,051       (54,033)         --
                                         ------------  ------------  ------------
Net increase (decrease) in plan assets        316,326       (19,080)   (2,460,535)

Net assets available for
 benefits-beginning of year                   766,980       365,149    14,558,652
                                         ------------  ------------  ------------
Net assets available for
 benefits-end of year                    $  1,083,306  $    346,069  $ 12,098,117
                                         ============  ============  ============

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE  1 - DESCRIPTION OF THE PLAN

General

          Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan administration expenses may be paid out of the plan unless paid by the Company. The Company paid all such expenses incurred during 2001 and 2000.

Participation, Vesting and Withdrawals

          Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax deductible contributions up to a maximum of 15 percent of their compensation, however, such contributions may not exceed the IRC limitation of $10,500 for all deferrals under all plans in 2001 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2001.

          Also, the Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contribution was made for 2001.

          Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                   Years of Service    Vested Percentage
                   ----------------    -----------------
                        Less than 2            0%
                  2 but less than 3           20%
                  3 but less than 4           40%
                  4 but less than 5           60%
                  5 but less than 6           80%
                    6 years or more          100%

          Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

          The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

          -  Only employees as of April 26, 1994 are eligible for participation

          - A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

                              Years of Service        % of Compensation
                              ----------------        -----------------
                                         1 - 5                 2%
                                        6 - 10                 4%
                                       11 - 20                 5%
                                       Over 20                 6%

          - Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                               Years of Service        % of Compensation
                               ----------------        -----------------
                                    Less than 2                 0%
                              2 but less than 3                20%
                              3 but less than 4                40%
                              4 but less than 5                60%
                              5 but less than 6                80%
                                6 years or more               100%

          - Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

Investment Elections

          Participants may allocate basic and matching contributions among the various Fidelity Family of Mutual Funds or Artesian Resources Class A non-voting common stock.

          Participants may elect an allocation among one or more of the investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

Loans

          Participants may borrow from the Plan under the following guidelines:

          - A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.

          - Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

          - If a participant defaults on a loan, the loan is treated as a distribution from the plan to the participant.

          -  Interest rates on loans are prime plus one percent.

          - As loans are repaid to the plan, the total payment, principal plus interest, is credited back to the participants account.

          As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 2001 was made up of:

                New loans                              $ 14,100
                Loan repayments                         (39,145)
                Transfer of interest income             (28,988)
                                                       --------
                                                       $(54,033)
                                                       ========

Benefits

          Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

Termination

          The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

NOTE  2 -  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

          Plan assets held in the Fidelity Family of Mutual Funds and Artesian Resources Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

          In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Distributions

          Participant distributions are recorded when paid.

Income Taxes

          The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

NOTE  3 - CREDIT RISK

          The Plan has $13,289 in its Fidelity Cash Reserves and Fidelity Stock Reserves account. These funds are fully insured by the Securities Investor Protection Corporation (SIPC).

NOTE  4 - MARKET RISK

          All investments in the Plan, including holdings in Artesian Resources Class A non-voting common stock, are subject to market risk.

NOTE  5 - INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE
                   FOR BENEFITS

          The following investments each represent 5% or more of the net assets available for benefits at December 31, 2001:

                          Fidelity Family of Mutual Funds
                              Equity Income II
                              Aggressive Growth
                              Puritan
                              Managed Income Portfolio
                              Intermediate Bond Fund
                          Artesian Resources Class A non-voting common stock

NOTE  6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Schedule H of Form 5500:

                                                  2001             2000

             Net assets available
             for benefits per the
             financial statements             $12,098,117      $14,558,652

             Amounts allocated to
             withdrawing participants             (10,017)        (283,975)
                                              -----------      -----------
             Net assets available for
             benefits per Schedule H
             to the Form 5500                 $12,088,100      $14,274,677
                                              ===========      ===========

          The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Schedule H of Form 5500:

             Benefits paid to participants
             per the financial statements             $ 817,741

             Less:  Amounts allocated to
             withdrawing participants at
             December 31, 2000.                        (283,975)

             Add:  Amounts allocated to
             withdrawing participants at
             December 31, 2001                           10,017
                                                      ---------

             Benefits paid to participants
             per schedule H of Form 5500              $ 543,783
                                                      =========

          Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO. : 003
           SCHEDULE H, PART IV, LINE 4 i: SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 31, 2001

                                                      Description of investment
               Identity of issue,                     including maturity date,
               borrower, lessor                       rate of interest, collateral,                                       Current
  (a)    (b)   or similar party                 (c)   par or maturity date                       (d)      Cost      (e)    Value
               -----------------                      ------------------------------                      ----             -----
              Fidelity Family of Mutual Funds         Cash Reserves                                    $    13,289     $     13,289
                                                      Equity Income II                                   4,981,473        4,155,194
                                                      Aggressive Growth                                  5,853,950        3,459,257
                                                      Puritan                                              918,834          883,719
                                                      Managed Income Portfolio                             851,895          851,895
                                                      Intermediate Bond                                    896,376          921,751
                                                      Diversified International                            333,727          286,125
                                                                                                       -----------      -----------
                                                      Total mutual funds                                13,849,544       10,571,230
 *            Artesian Resources Corporation          Class A non-voting common stock                      794,795        1,083,206
              Participant Loans                       Interest rates range from 7.50% to 10.50%,
                                                      can borrow up to 50% of account balance,
                                                       repayment terms range from 5 to 15 years                  -          346,069
                                                                                                       -----------      -----------
                                                      Secured by account balance                       $14,644,339      $12,000,505
                                                                                                       ===========      ===========

*     Identifies the party as a "Party in Interest"